UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 16, 2024

Commission File Number: 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000, Australia

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Resignation of Directors

Mr. Hazran Mohamed and Ms. Jannu Binti Babjan

The board of directors (the "Board") of Integrated Media Technology Limited (the "Company") received letters of resignations from Mr. Hazran Mohamed ("Mr. Hazran") and Ms. Jannu Binti Babjan ("Ms. Babjan"), both non-executive directors of the Company, with effect on December 18, 2024. Mr. Hazran and Ms. Bajan's resignations were not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Mr. Hazran and Ms. Bajan to the Company.

Resignation of CO-CEO

Dr. Megat Radzman Bin Megat Khairuddin

The Board of the Company received a letter of resignation from Dr. Megat Radzman Bin Megat Khairuddin ("Dr. Megat") resigning as Co-CEO of the Company with effect on December 16, 2024. Dr. Megat's resignation was not as a result of any disagreement with the Company relating to its operations, policies, or practices.

The Board hereby extends its sincere appreciation for the contributions of Dr. Megat to the Company.

Resignation of Interim CFO

Mr. Mohd Hazrol Bin Mohd Rosmey

The Board of the Company received a letter of resignation from Mr. Mohd Hazrol Bin Mohd Rosmey ("Mr. Mohd Rosmey") resigning as Interim CFO of the Company with effect on December 18, 2024. Mr. Rosmey's resignation was not as a result of any disagreement with the Company relating to its operations, policies, or practices.

The Board hereby extends its sincere appreciation for the contributions of Mr. Rosmey to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 19, 2024

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer